Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: June 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

The following was posted on AMEC’s intranet (AMECnet) on June 13, 2014:

Do you know what gun jumping is and how not to break the law, jeopardising the deal we have been relentlessly working on?

Broadly speaking, gun jumping refers to ‘unlawful premerger coordination between the parties to a merger & acquisition transaction’. Since the announcement of a firm offer for Foster Wheeler in February, we have been explaining to you that any conversations with Foster Wheeler need to be carefully controlled, with prior approval received from me and Alison Yapp, General Counsel and Company Secretary. And there are many subjects we cannot discuss, such as how we might jointly sell to customers or exactly what our strategy might be going forwards. This will remain the case until we stop being two separate companies, i.e. until the deal is closed and we become one new combined business.

In addition, everything related to the deal we communicate to you via these updates, AMECnet (LINK to docs already filed) or the common site LINK has to be reviewed by lawyers and filed with the Security Exchange Commission (SEC). We strictly adhere to this rule as it is not worth putting such a great deal at risk. If you do a search on Google, you will see that some companies broke these rules in the past; in such cases, penalties are typically very high and what is worse, the acquisition/merger sometimes did not go ahead.

The gun jumping rules have been on AMECnet LINK for some time — you can find them on my site including other information related to the deal. I encourage you to read them and make sure they are followed.

This week we had our integration team meetings and I am happy to see that the work streams are working according to the plan. I had the opportunity to deliver a talk to the top 70 of Foster Wheeler’s E&C team, explaining the deal rationale and the drivers to create more value going forward. I will report this in more detail next week.

Thinking of the essential skills on leadership, I thought I should share with you some of my thoughts on this subject.

AMEC needs to get better in anticipation at detecting ambiguous threats and opportunities of the business. We need to challenge the thinking and status quo. We need to interpret the different situations as many situations are very complex.  We need to decide, and unfortunately sometimes with incomplete information — and that is what makes the decision process more tricky and difficult. I think we all know how important it is to get alignment of the team behind the decisions. Once implemented, we need to run an analysis on why we have been successful, or why not. That learning is essential for the future decisions, decision makers and will increase our intuition in taking the right decisions in the future.

Next week I will be working on customer relations, meeting a number of clients including CEOs of ExxonMobil, BP, Statoil and others as well as CEOs from National Oil Companies, Ministers of Energy, and others. I will provide more details in my next update.

Samir Brikho